Exhibit 21.1

Subsidiaries of Tower Group, Inc.

Name	Jurisdiction of Incorporation	Parent	Percentage Ownership
Tower Insurance Company of New York	New York	Tower Group, Inc.	100%
Tower Risk Management Corp.	New York	Tower Group, Inc.	100%
Tower National Insurance Company	Commonwealth of Massachusetts	Tower Group, Inc.	100%